Exhibit 99.1

PRESS RELEASE

Aspen Appoints John Welch as Group Chief Underwriting Officer

HAMILTON, Bermuda--(BUSINESS WIRE)--Aspen Insurance Holdings Limited (“Aspen”) (NYSE: AHL) has appointed John Welch as Group Chief Underwriting Officer.
John brings over 30 years of experience in executive roles across global players including at AXA XL and XL Catlin Group, and originally joined Aspen as Chief Underwriting Officer, Reinsurance in June 2023.

In his new role, which is effective from August 1, 2025, John will report into Group President and CEO, Aspen Bermuda Limited, Christian Dunleavy, and will be responsible for the oversight, development and execution of Aspen’s underwriting strategy across the Group.

Christian Dunleavy said, “John’s promotion reflects his broad and deep expertise and experience and further strengthens the underwriting and leadership capabilities that underpin Aspen’s continued success and our ability to serve our customers, trading partners and investors alike.”

About Aspen Insurance Holdings Limited (“Aspen” or the “Company”)
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For more information about Aspen, please visit www.aspen.co.

Contacts
For further information:
Media
Cecile Locurto
Vice President, Aspen Group Communications
Cecile.locurto@aspen.co
+1 646 352 2828

Tom Blackwell
Managing Director, FTI Consulting
Tom.Blackwell@fticonsulting.com
+44 (0)7747 113 919